                                       Pennsylvania Real Estate Investment Trust
     PREIT            NEWS             200 South Broad Street
[GRAPHIC OMITTED]     FOR RELEASE:     Philadelphia, PA 19102
                                       www.preit.com
                                       -------------

                                       Phone:  215-875-0700
                                       Fax:     215-546-7311

FOR FURTHER INFORMATION:

AT THE COMPANY                          AT THE FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE
--------------                          -----------------------------------------------
Edward A. Glickman                      Joe Calabrese           Leslie Loyet                 Judith Sylk-Siegel
Executive Vice President and CFO        (General Info)          (Analyst Info)               (Media Info)
(215) 875-0700                          (212) 445-8434          (312) 266-7800               (212) 445-8431

FOR IMMEDIATE RELEASE
---------------------
August 9, 2001

                Pennsylvania Real Estate Investment Trust Reports
                    2001 Second Quarter and Six Month Results

Philadelphia, PA, August 9, 2001-- Pennsylvania Real Estate Investment Trust (NYSE: PEI) today announced results for the second quarter and six months ended June 30, 2001 in line with the Company's May 2001 guidance.

2001 Second Quarter Highlights

o    FFO for the 2001 second quarter totaled $10,454,000, or $0.67 per share, on
     15.6 million weighted average shares of beneficial interest/Operating Partnership units (collectively, shares).
o Combined net operating income, excluding lease termination fees for both periods, increased 11.2% to $22,198,000 in the second quarter of 2001 from $19,961,000 for the second quarter of 2000.
     o Same store net operating income, excluding lease termination fees, for the Company's shopping center portfolio increased 4.7% from the 2000 second quarter.
o Mall sales increased 8.6% to $391 per square foot and shopping center occupancy increased 50 basis points to 92.7%.

Second Quarter Results
For the second quarter ended June 30, 2001 the Company's funds from operations
(FFO) totaled $10,454,000 compared with FFO of $14,880,000 for the comparable three-month period in 2000. Second quarter 2001 FFO was $0.67 per share on 15,576,261 weighted average shares. For the 2000 second quarter FFO totaled $1.00 per share on 14,920,132 weighted average shares. This differential is substantially due to reduced lease termination fees.

As calculated by NAREIT, FFO is defined as net income, excluding extraordinary items, gain (or loss) on the sale of property, plus real estate related depreciation and amortization.

PREIT Announces Second Quarter 2001 Results
August 9, 2001
Page 2



Net operating income from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties totaled $23,043,000 for the 2001 second quarter compared with $25,803,000 for second quarter of 2000. After eliminating lease termination revenues from both periods, NOI increased by 11.2% to $22,198,000 in 2001 from $19,961,000 in 2000. This increase is due to the completion of development projects and improved performance in the Company's shopping center portfolio.

Net income for the second quarter ended June 30, 2001 was $3,906,000, or $0.29 per share, on 13,691,590 total weighted average shares outstanding compared to $15,083,000 or $1.13 per share, on 13,384,774 total weighted average shares outstanding for the comparable 2000 period. This decrease is due, in part, to reduced lease termination revenue and reduced gains on sales of real estate. Net income in the second quarter of 2001 included net gains on the sale of land at Florence Commons Shopping Center in Florence, SC and land at Paxton Towne Centre, PA totaling $0.3 million, or $0.02 per share. Net income in the second quarter of 2000 included a gain on the sale of the CVS Building in Alexandria, VA totaling $6.6 million, or $0.50 per share.

Six Month Results
FFO for the six months ended June 30, 2001 totaled $20,336,000 compared with FFO of $24,404,000 for the prior comparable six-month period ended June 30, 2000. FFO for the six-month period totaled $1.31 per share on 15,503,392 weighted average shares outstanding, compared to $1.64 per share on 14,900,420 weighted average shares for the six months ended June 30, 2000.

Net operating income from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties totaled $44,954,000 for the six months ended June 30, 2001, compared with $45,782,000 in the second quarter ended June 30, 2000. After eliminating lease termination revenues from both periods, NOI increased 10.3% to $43,979,000 in 2001 from $39,860,000 in 2000.

Net income for the six months ended June 30, 2001 was $8,999,000, or $0.66 per share, on 13,680,329 total weighted average shares outstanding compared to $21,473,000, or $1.61 per share on 13,362,324 total weighted average shares outstanding for the six months ended June 30, 2000. Year-to-date net income for 2001 includes $2.1 million, or $0.15 per share, from net gains on the sale of land at Florence Commons Shopping Center, Florence, SC, and Paxton Towne Centre, Harrisburg, PA and the sale of the Company's interest in Ingleside Shopping Center, Thorndale, PA. Net income for the 2000 six-month period includes gains on the sale of the CVS Building in Alexandria, VA and the Company's interest in Park Plaza shopping center in Pinellas Park, FL totaling $8.9 million or $0.67 per share.

Same Store NOI Growth -- Retail and Multifamily Portfolios Same store net operating income for the Company's retail portfolio, excluding lease termination fees for both periods, increased 4.7% over the 2000 second quarter. Contributing to the Company's retail portfolio net operating income growth was the successful completion, in the second quarter, of 31 new, replacement and renewal leases representing 164,850 square feet at an average rent of $18.62 per square foot. During the quarter, the Company concluded 17 renewal and replacement leases at an average rent of $21.83 per square foot, which was 38.8% higher than the previous levels. A significant driver of the improved performance is Dartmouth Mall in Dartmouth, MA where occupancy increased to 93.4% from 87.4% in the comparable period, primarily the result of the mall's renovation completed in

PREIT Announces Second Quarter 2001 Results
August 9, 2001
Page 3



the fourth quarter of 2000. Of note, occupancy rates in the 2001 second quarter averaged 92.7%, 50 basis points higher than 92.2% reported in the 2000 second quarter. The Company's power centers and enclosed malls were 98.6% and 92.6% occupied, respectively, as of June 30, 2001.

The Company also reported that sales at its mall properties increased 8.6% to $391 per square foot for the trailing twelve months from $360 per square foot for the comparable period in 2000. During 2000 sales at the Company's mall properties were $371 per square foot.

Same store net operating income for the Company's portfolio of multifamily properties increased 1.8% over the comparable quarter in 2000. During the 2001 second quarter the Company's multifamily revenues increased 4.1%. This growth was limited by a 7.6% increase in operating expenses due primarily to a 48.3% increase in insurance costs, a 32.3% increase in turnover expenses and a 16.8% increase in repairs and maintenance. The increase in turnover expenses is due in large part to improvements at the Company's Emerald Point community in Virginia Beach, VA where increased rents led to higher than normal turnover. Generally, the Company expects to be impacted by higher insurance costs throughout the balance of this year and is stringently managing its exposure to utility expenses by implementing additional submetering to take effect later in the year.

Comments from Management
Ronald Rubin, Chief Executive Officer of PREIT said, "We are pleased with the overall performance of our core portfolio during the 2001 second quarter especially given what has been recognized as a difficult retail environment. We continue to closely monitor the real estate market and believe the situation may be stabilizing, as indicated by our 3.3% increase in same store traffic levels during the 2001 second quarter and our 5.4% increase in average mall sales per square foot over the end of 2000. We are especially pleased with our recent lease commitments. Looking forward, we remain committed to maintaining a strong capital structure and enhancing FFO on a long-term basis by focusing on driving internal growth, cost-containment and pursuing our successful development, redevelopment and leasing programs."

2001 Third Quarter and Fiscal Year Forecast
The Company noted that it is currently estimating FFO to be approximately $0.62 to $0.64 for the third quarter ending September 30, 2001 and $2.68 to $2.72 per share for the calendar year ending December 31, 2001, reflecting the Company's offering of 2.0 million shares in July, 2001, described below.

Strategic Update
PREIT is pursuing a broad range of internal and external growth strategies in its primary markets and is focused on three strategic goals and initiatives during 2001:

o Construction in Progress: To position the Company for future growth, management intends, during 2001, to continuously have $50 to $100 million of development projects on-line. As of June 30, 2001 the Company's construction in progress amounted to $45.9 million.

o Built-in Development Backlog: Leveraging the Company's in-depth market knowledge, strong tenant relationships and economies of scale, management is focused on maintaining an active pipeline of new properties in desirable locations to advance into the construction phase as existing development projects are completed. The Company's current backlog consists of 6

PREIT Announces Second Quarter 2001 Results
August 9, 2001
Page 4


     projects with approximately 1.6 million square feet of GLA and a potential investment of approximately $115 million.

o Return on Investment: Focused on taking full advantage of the favorable growth opportunities within its markets, the Company is committed to a solid investment philosophy that emphasizes quality real estate and transactions structured to protect return on investment. Accordingly, management's goal is to achieve a minimum 11% return on investment on its development portfolio.

Jonathan B. Weller, PREIT's President and Chief Operating Officer commented, "Consistent with our operating strategy, the Company continues to focus on prudently growing the business through strategic investments in quality real estate where we can leverage our development and management expertise. We are committed to maintaining our disciplined investment criteria where we concentrate solely on transactions structured to produce stabilized rates of return that exceed our long-term cost of capital and provide for strong FFO growth. Our development and redevelopment pipeline currently consists of 7 power centers, one entertainment center and one enclosed mall."

The Company ended the 2001 second quarter with investment in real estate of $812 million, a net increase of $8 million over 2000's year-end level of $804 million. As a result, on a cost basis, the Company's portfolio is now 34% multifamily, 59% retail, 6% retail development and less than 1% industrial.

Development Pipeline

o Creekview Shopping Center (Warrington, PA) - Construction of the 424,732 square foot shopping center is 62% complete as of June 30, 2001 and the center is 93% leased.

o Metroplex Shopping Center (Plymouth Meeting, PA) -- Construction of the 778,190 square foot power center is 100% complete as of June 30, 2001. During the second quarter 52,000 square feet of new tenants opened including Ulta III Cosmetics, Party City, David's Bridal and Guitar Center.

o Paxton Towne Centre (Harrisburg, PA) - Construction of the 711,471 square foot power center is 88% complete as of June 30, 2001 and the center is 90% leased. During the second quarter two stores opened, David's Bridal and Atlanta Breads. Additionally, a lease was executed with Old Navy for a 22,000 square foot store, expected to open in early 2002.

Leasing Update
o Prince George's Plaza (Hyattsville, MD) Six new and renewal leases were executed covering 24,102 square feet of GLA, including a new lease with Shoe City and an expansion with Gap/Gap Kids.

o Dartmouth Mall (Dartmouth, MA) Five new and renewal leases were executed covering 17,356 square feet of GLA, including new leases with Bath and Body Works, Nancy's Coffee Cafe and Regis Beauty.


o Willow Grove Park (Willow Grove, PA) Six new and renewal leases were executed covering 20,647 square feet of GLA, including new leases with Casual Corner, Rockport Shoes and Spencer Gifts and an expansion with Gap.

PREIT Announces Second Quarter 2001 Results
August 9, 2001
Page 5


o Mandarin Corners (Jacksonville, FL) - Marshall's leased a 30,000 square foot store, which is expected to open in the fourth quarter of 2001.

o Springfield Park (Springfield, PA) LA Fitness leased 27,000 square feet and is expected to open in early 2002.

New Management Agreements
As previously announced, the Company recently entered into agreements to take over the management and leasing operations at two retail properties and one apartment complex with projected annual management and leasing fees of approximately $0.2 million for the remainder of 2001, and approximately $0.7 million in 2002. Starting July 15, 2001, PREIT is managing the 837,000 square-foot Harrisburg East Mall, located in Harrisburg, PA and owned by The Prudential Insurance Company of America. Starting on January 1, 2002, PREIT will also manage the 250,000 square foot Home Depot Plaza, located in Clifton Heights, PA. The Home Depot Plaza is owned by a partnership in which two trustees of PREIT have ownership interests. In addition, beginning on January 1, 2002, PREIT will manage and lease a 233- unit apartment complex located in West Chester, PA, which is owned by a partnership between PREIT and another entity.

Additional Activity
o Countrywood Apartments (Tampa, FL) - The Company also announced that it has arranged a $15 million mortgage refinancing with a 10-year term for Countrywood Apartments, a 536-unit community in which the Company owns a 50% interest. The newly placed financing carries an interest rate of 6.81% and was provided by the Federal Home Loan Bank. The new financing replaced an 8.0% mortgage and generated proceeds of approximately $4.3 million to the Company.

o Swansea Mall (Swansea Mall, MA) - Since 1997, the Company has managed this 686,000 square foot mall. After the close of the quarter the property was sold to a partnership of private investors. The Company entered into a new management and leasing agreement with the new owners and invested $0.75 million to purchase rights to manage and lease the property and to be eligible to receive incentive compensation. The Company expects to earn management and leasing fees of approximately $0.4 million per year and annual incentive compensation of $0.1 million.

Raised Gross Proceeds of $44.5 Million
In July 2001, the Company completed a public offering of 2.0 million shares of common stock at $23.00 per share, generating total gross proceeds of $44.5 million. The sole underwriter of the offering was Lehman Brothers. Edward Glickman, Chief Financial Officer of PREIT, commented, "We are pleased by the success of the offering in light of current capital market conditions. The proceeds from the offering along with our $250 million combined revolving credit and construction facility provides us with ample flexibility and borrowing capacity to complete our development and redevelopment pipeline as well as pursue other strategic opportunities that may arise."

As of June 30, 2001, the Company had approximately $109 million outstanding under the $175 million revolving portion of its bank credit facility.

PREIT Announces Second Quarter 2001 Results
August 9, 2001
Page 6



Conference Call Information
The Company will conduct a conference call that will be broadcast simultaneously over the Internet at 11:00 ET on Thursday August 9, 2001 to review the Company's quarterly results, market trends and future outlook. The webcast will be available to the public, on a listen-only basis, via the Internet at www.streetevents.com or the Company's website at www.preit.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the Internet broadcast. The online archive of the webcast will be available for 30 days.

About Pennsylvania Real Estate Investment Trust
Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on shopping centers (approximately 10.7 million square feet) and apartment communities (approximately 7,242 units) located primarily in the eastern United States. The Company's portfolio currently consists of 45 properties in 10 states. In addition, there are 6 retail properties under development, which PREIT expects will add approximately 1.6 million square feet to its portfolio. PREIT is headquartered in Philadelphia, Pennsylvania.

The matters discussed in this report, as well as news releases issued from time to time by PREIT include use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "plan," or "continue" or the negative thereof or other variations thereon, or comparable terminology which constitute "forward-looking statements." Such forward-looking statements (including without limitation, information concerning PREIT's continuing dividend levels, planned acquisition, development and divestiture activities, short- and long-term liquidity position, ability to raise capital through public and private offerings of debt and/or equity securities, availability of adequate funds at reasonable cost, revenues and operating expenses for some or all of the properties, leasing activities, occupancy rates, changes in local market conditions or other competitive factors) involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of PREIT's results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. PREIT disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                            [Financial Tables Follow]

                                      # # #
                ** A supplemental quarterly financial package **
            is available on the Company's web site at www.preit.com.
                                                      --------------

PREIT Announces Second Quarter 2001 Results
August 9, 2001
Page 7

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data

-----------------------------------------------------------------------  -----------------------------------------
FUNDS FROM OPERATIONS                                                               Three Months Ended
-----------------------------------------------------------------------  -----------------------------------------
                                                                           June 30, 2001           June 30, 2000
                                                                         -----------------      ------------------
Income before minority interest in operating partnership                     $  4,449,000            $ 16,815,000
Less:    Gains on sales of interests in real estate                              (301,000)             (6,648,000)
Add:     Depreciation and amortization:
            Wholly owned & consolidated partnership, net                        4,386,000  (a)          3,594,000  (a)
            Unconsolidated partnerships & joint ventures                        1,745,000               1,137,000
         Excess purchase price over net asset acquired                            106,000                  92,000
         Prepayment fee                                                           255,000  (b)                  -
Less:    Depreciation of non-real estate assets                                   (65,000)                (65,000)
         Amortization of deferred financing costs                                (121,000) (c)            (45,000) (c)
                                                                             ------------            ------------
FUNDS FROM OPERATIONS                                                        $ 10,454,000  (d)       $ 14,880,000  (d)
                                                                             ============            ============

FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                                        $0.67                   $1.00
                                                                             ============            ============

Weighted average number shares outstanding                                     13,691,590              13,384,774
Weighted average effect of full conversion of OP units                          1,884,671               1,535,358
                                                                             ------------            ------------
Total weighted average shares of outstanding including OP units                15,576,261              14,920,132
                                                                             ------------            ------------

[RESTUBBED TABLE]

-----------------------------------------------------------------------   -----------------------------------------
FUNDS FROM OPERATIONS                                                                Six Months Ended
-----------------------------------------------------------------------   -----------------------------------------
                                                                             June 30, 2001          June 30, 2000
                                                                          ------------------      -----------------
Income before minority interest in operating partnership                     $ 10,198,000            $ 23,944,000
Less:    Gains on sales of interests in real estate                            (2,107,000)             (8,911,000)
Add:     Depreciation and amortization:
            Wholly owned & consolidated partnership, net                        8,729,000  (a)          7,182,000  (a)
            Unconsolidated partnerships & joint ventures                        3,348,000               2,258,000
         Excess purchase price over net asset acquired                            211,000                 146,000
         Prepayment fee                                                           255,000  (b)                  -
Less:    Depreciation of non-real estate assets                                  (130,000)               (130,000)
         Amortization of deferred financing costs                                (168,000) (c)            (85,000) (c)
                                                                             ------------            ------------
FUNDS FROM OPERATIONS                                                        $ 20,336,000  (d)       $ 24,404,000  (d)
                                                                             ============            ============

FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                                 $       1.31            $       1.64
                                                                             ============            ============

Weighted average number shares outstanding                                     13,680,329              13,362,324
Weighted average effect of full conversion of OP units                          1,823,063               1,538,096
                                                                             ------------            ------------
Total weighted average shares of outstanding including OP units                15,503,392              14,900,420
                                                                             ------------            ------------

a) Amortization of deferred financing costs on the Company's Credit Facility was reclassified to interest expense.
b) Prepayment fee for the refinancing of the mortgage on Countrywood Apartments in Tampa, FL.
c) Amortization of deferred financing costs for property mortgages. Does not include amortization of amounts relating to the Company's Credit Facility.
d) Includes the non-cash effect of straight-line rents of $273,000 and $183,000 for the 2nd quarter 2001 and 2000 and $599,000 and $478,000 for year to date 2001 and 2000, respectively.

-----------------------------------------------------------------------  -----------------------------------------
OPERATING RESULTS                                                                   Three Months Ended
-----------------------------------------------------------------------  -----------------------------------------
                                                                          June 30, 2001           June 30, 2000    (5)
                                                                         -----------------      ------------------
REAL ESTATE REVENUES
         Base Rent                                                         $ 20,919,000           $ 19,494,000
         Percent Rent                                                           238,000                147,000
         Expense Reimbursement                                                2,278,000              2,035,000
         Lease Termination                                                      845,000              5,557,000
         Other Real Estate Revenue                                              854,000                888,000
                                                                           ------------           ------------
     Total Real Estate Revenue                                               25,134,000             28,121,000
                                                                           ------------           ------------
     Management company revenue                                               2,313,000                      -
     Interest and other income                                                   91,000                325,000
                                                                           ------------           ------------
                                                                             27,538,000             28,446,000
                                                                           ------------           ------------
EXPENSES
         Property Payroll and benefits                                        1,702,000              1,568,000
         Real Estate and Other Taxes                                          1,884,000              1,823,000
         Utilities                                                              991,000                979,000
         Other Operating Expenses                                             3,493,000              3,055,000
                                                                           ------------           ------------
     Total Property Operating Expenses                                        8,070,000              7,425,000
                                                                           ------------           ------------
     Depreciation and amortization                                            4,386,000              3,594,000
         Corporate payroll and benefits                                       3,186,000                706,000
         Other general and administrative expenses                            2,460,000                699,000
                                                                           ------------           ------------
     Total General & Administrative Expenses                                  5,646,000              1,405,000
                                                                           ------------           ------------
     Interest expense                                                         6,658,000              5,765,000
                                                                           ------------           ------------
                                                                             24,760,000             18,189,000
                                                                           ------------           ------------
         Income before equity in unconsolidated entities,
         gains on sales of interests in real estate and
         minority interest in operating partnership                           2,778,000             10,257,000
Equity in loss of PREIT-RUBIN, Inc.                                                   -             (1,898,000)
Equity in income of partnerships and joint ventures                           1,370,000              1,808,000
Gains on sales of interests in real estate                                      301,000  (1)         6,648,000  (2)
                                                                           ------------           ------------
         Income before minority interest in operating partnership             4,449,000             16,815,000
Minority interest in operating partnership                                     (543,000)            (1,732,000)
                                                                           ------------           ------------
NET INCOME                                                                 $  3,906,000           $ 15,083,000
                                                                           ============           ============

PER SHARE DATA
Net income before gains on sales                                           $       0.27           $       0.63
Gains on sales of interests in real estate                                 $       0.02 (1)       $       0.50  (2)
                                                                           ------------           ------------
BASIC INCOME PER SHARE                                                     $       0.29           $       1.13
                                                                           ============           ============

DILUTED INCOME PER SHARE                                                   $       0.29           $       1.13
                                                                           ============           ============

Weighted average number shares outstanding                                   13,691,590             13,384,774
                                                                           ------------           ------------

[RESTUBBED TABLE]

-----------------------------------------------------------------------  -----------------------------------------
OPERATING RESULTS                                                                    Six Months Ended
-----------------------------------------------------------------------  -----------------------------------------
                                                                           June 30, 2001          June 30, 2000    (5)
                                                                         ------------------      -----------------
REAL ESTATE REVENUES
         Base Rent                                                         $ 41,482,000           $ 39,380,000
         Percent Rent                                                           571,000                424,000
         Expense Reimbursement                                                5,074,000              4,240,000
         Lease Termination                                                      975,000              5,637,000
         Other Real Estate Revenue                                            1,715,000              1,661,000
                                                                           ------------           ------------
     Total Real Estate Revenue                                               49,817,000             51,342,000
                                                                           ------------           ------------
     Management company revenue                                               4,465,000                      -
     Interest and other income                                                  253,000                556,000
                                                                           ------------           ------------
                                                                             54,535,000             51,898,000
                                                                           ------------           ------------
EXPENSES
         Property Payroll and benefits                                        3,481,000              3,333,000
         Real Estate and Other Taxes                                          3,799,000              3,575,000
         Utilities                                                            2,234,000              2,138,000
         Other Operating Expenses                                             6,925,000              6,558,000
                                                                           ------------           ------------
     Total Property Operating Expenses                                       16,439,000             15,604,000
                                                                           ------------           ------------
     Depreciation and amortization                                            8,729,000              7,182,000
         Corporate payroll and benefits                                       6,403,000              1,166,000
         Other general and administrative expenses                            4,442,000              1,275,000
                                                                           ------------           ------------
     Total General & Administrative Expenses                                 10,845,000              2,441,000
                                                                           ------------           ------------
     Interest expense                                                        13,246,000             11,731,000
                                                                           ------------           ------------
                                                                             49,259,000             36,958,000
                                                                           ------------           ------------
         Income before equity in unconsolidated entities,
         gains on sales of interests in real estate and
         minority interest in operating partnership                           5,276,000             14,940,000
Equity in loss of PREIT-RUBIN, Inc.                                                   -             (3,387,000)
Equity in income of partnerships and joint ventures                           2,815,000              3,480,000
Gains on sales of interests in real estate                                    2,107,000  (3)         8,911,000  (4)
                                                                           ------------           ------------
         Income before minority interest in operating partnership            10,198,000             23,944,000
Minority interest in operating partnership                                   (1,199,000)            (2,471,000)
                                                                           ------------           ------------
NET INCOME                                                                 $  8,999,000           $ 21,473,000
                                                                           ============           ============

PER SHARE DATA
Net income before gains on sales                                           $       0.51           $       0.94
Gains on sales of interests in real estate                                 $       0.15  (3)      $       0.67  (4)
                                                                           ------------           ------------
BASIC INCOME PER SHARE                                                     $       0.66           $       1.61
                                                                           ============           ============

DILUTED INCOME PER SHARE                                                   $       0.66           $       1.61
                                                                           ============           ============

Weighted average number shares outstanding                                   13,680,329             13,362,324
                                                                           ------------           ------------

1) 2nd qtr 2001 includes net gains on sales of land at Florence Commons Shopping Center in Florence, SC and land at Paxton Towne Centre, Harrisburg, PA.
2)   2nd qtr 2000 includes gain on sale of CVS Building, Alexandria, VA.
3) Year to date 2001 includes net gains on sales of land at Florence Commons Shopping Center in Florence, SC, land at Paxton Towne Centre, Harrisburg, PA and sale of interest in Ingleside Shopping Center, Thorndale, PA.
4) Year to date 2000 includes gain on sale of CVS Building, Alexandria, VA and gain on sale of interest in Park Plaza shopping center in Pinellas Park, Florida.
5) Certain prior period amounts have been reclassified to conform with the current period presentation.

PREIT Announces Second Quarter 2001 Results
August 9, 2001
Page 8
                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data

--------------------------------------   --------------------------------------    --------------------------------------
EQUITY IN INCOME OF PARTNERSHIPS                 Three Months Ended                         Six Months Ended
                                          --------------------------------------    --------------------------------------
AND JOINT VENTURES                        June 30, 2001        June 30, 2000         June 30, 2001        June 30, 2000
--------------------------------------   -----------------    -----------------    -------------------    ---------------
Gross revenues from real estate              $ 23,082,000         $ 19,343,000           $ 45,145,000       $ 35,767,000
                                             ============         ============          =============       ============
Expenses:
   Property operating expenses                  8,050,000            6,255,000             16,035,000         11,723,000
   Mortgage and bank loan interest              7,404,000            6,503,000             14,689,000         11,617,000
   Prepayment fee                                 510,000  (a)               -                510,000  (a)             -
   Depreciation and amortization                4,480,000            3,217,000              8,627,000          5,713,000
                                             ------------         ------------           ------------       ------------
                                               20,444,000           15,975,000             39,861,000         29,053,000
                                             ------------         ------------           ------------       ------------
                                                2,638,000            3,368,000              5,284,000          6,714,000
Partner's Share                                (1,268,000)          (1,560,000)            (2,469,000)        (3,234,000)
                                             ------------         ------------           ------------       ------------
EQUITY IN INCOME OF PARTNERSHIPS
       AND JOINT VENTURES                    $  1,370,000         $  1,808,000           $  2,815,000       $  3,480,000
                                             ============         ============           ============       ============

a) Prepayment fee at 100% for the refinancing of the mortgage on Countrywood Apartments in Tampa, FL.


          Supplemental Information for Wholly Owned Properties and the Company's Proportionate Share of Partnerships and Joint Ventures

--------------------------------------------------   -----------------------------------    ----------------------------------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION               Three Months Ended                       Six Months Ended
                                                     -----------------------------------    ----------------------------------
AND AMORTIZATIONS ("EBITDA")                         June 30, 2001        June 30, 2000     June 30, 2001        June 30, 2000
--------------------------------------------------   --------------    -----------------    ---------------    ---------------
Gross Revenues                                        $ 25,134,000         $ 28,121,000       $ 49,817,000       $ 51,342,000
Operating expenses                                      (8,070,000)          (7,425,000)       (16,439,000)       (15,604,000)
                                                      ------------         ------------       ------------       ------------
Net operating income: Wholly-owned properties           17,064,000           20,696,000         33,378,000         35,738,000
Company's proportionate share of partnerships and
  joint ventures net operating income                    5,979,000            5,107,000         11,576,000         10,044,000
                                                      ------------         ------------       ------------       ------------
Combined net operating income                           23,043,000 (2)       25,803,000 (2)     44,954,000 (2)     45,782,000 (2)
Interest income                                             91,000              325,000            253,000            556,000
Company's proportionate share of PREIT-RUBIN, Inc.
  net operating income (loss)                                    -           (1,437,000)                 -         (2,567,000)
Management company revenue                               2,313,000                    -          4,465,000                  -
Total General & Administrative Expenses                 (5,646,000)(1)       (1,405,000)       (10,845,000)(1)     (2,441,000)
                                                      ------------         ------------       ------------       ------------
EBITDA                                                $ 19,801,000         $ 23,286,000       $ 38,827,000       $ 41,330,000
                                                      ============         ============       ============       ============

1) Total General & Administrative Expenses for 2001 includes PREIT-RUBIN, Inc. expenses.
2) Net operating income includes lease termination income of $845,000 and $5,557,000, for the quarters ending June 30, 2001 and 2000 respectively, and $975,000 and $5,637,000 for the six-month periods ending June 30, 2001 and 2000 respectively. NOI in the quarter and six-month periods ending June 30, 2000 also includes recovery of receivables previously reserved of $285,000, received in connection with a lease termination. Net operating income, net of these amounts, is $22,198,000 and $19,961,000 for the quarters ended June 30, 2001 and 2000, and $43,979,000 and $39,860,000 for
     the six-month periods ended June 30, 2001 and 2000, respectively.


MORTGAGE NOTES, BANK AND CONSTRUCTION LOANS PAYABLE
---------------------------------------------------

Wholly-Owned Properties
-----------------------                                      June 30, 2001      December 31, 2000
                                                            ----------------    -----------------
  Mortgage notes payable                                      $ 260,209,000       $247,449,000
  Bank Loans payable                                            103,000,000        110,300,000
  Construction Loan Payable                                      24,717,000         24,647,000
                                                              -------------       ------------
                                                                387,926,000        382,396,000
Company's Proportionate Share of
--------------------------------
Partnerships and Joint Ventures
-------------------------------
  Mortgage notes payable                                        114,199,000        111,457,000
  Bank loans payable                                             31,200,000         30,929,000
                                                              -------------       ------------
Total mortgage notes and bank loans payable                   $ 533,325,000       $524,782,000
                                                              =============       ============